FOLEY & LARDNER LLP ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE MILWAUKEE, WISCONSIN 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com
	November 2, 2007	WRITER’S DIRECT LINE 414.297.5662 sbarth@foley.com EMAIL
VIA EDGAR AND FAX		CLIENT/MATTER NUMBER 042365-0111

Mr. Russell Mancuso
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Orion Energy Systems, Inc. Registration Statement on Form S-1 File No. 333-145569

Dear Mr. Mancuso:

        On behalf of our client, Orion Energy Systems, Inc., a Wisconsin corporation (the “Company”), we are writing to you in response to comment 25 of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 18, 2007, and comment 8 of the Staff set forth in the Staff’s letter, dated October 22, 2007, with respect to the above-referenced filing (the “Registration Statement”).

        With respect to the foregoing, we supplementally advise the Staff that the Company currently anticipates that it will provide in a subsequent amendment to the Registration Statement a preliminary estimated initial public offering price range of approximately $15 to $17 per share. This estimated preliminary price range is subject to then prevailing economic, market and industry conditions, Company financial performance, factors and events affecting comparable companies, business and regulatory conditions and other factors and circumstances.

        We also supplementally advise the Staff that, based on such preliminary estimated offering price range, the Company intends to include the following disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates – Stock-Based Compensation” on page 53 as a new paragraph immediately prior to the paragraph that currently begins “After the closing of this offering…":

BOSTON BRUSSELS CHICAGO DETROIT JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Mr. Russell Mancuso
November 2, 2007

“Our estimated initial public offering price of $16 (the midpoint of range set forth on the cover of this prospectus) represents a significant increase in the value of our common stock from the fair value of our common stock as assessed by our compensation committee and board of directors as of July 27, 2007 and as assessed by Wipfli in its April 30, 2007 valuation report (each of which assessments took into account our potential near-term initial public offering). One of the principal reasons for this increase in value of our common stock implied by our estimated initial public offering price is attributable to the August 2007 investment in our company by GEEFS, as supported by the significant increase in value realized by a European publicly-traded alternative energy company which received a similar type of investment by GEEFS in early 2007. This increase is also in significant part attributable to our improved results of operations for our fiscal 2008 second quarter following our strong fiscal 2008 first quarter, and our expectations for continued increased revenue for the remainder of our fiscal 2008. During our second fiscal quarter, we realized further customer acceptance of our comprehensive energy management systems, as well as an increased volume of large customer roll-out initiatives. Another important reason for this increase is related to the increase in valuation multiples of comparable public companies during this period, particularly due to (i) the impact of the initial public offering by another company in the energy management sector, which was completed in May 2007, and its subsequent stock price performance; (ii) the impact of two recently announced follow-on public offerings by companies in the energy management sector, in part resulting from their recent stock price performance; (iii) the overall increased market values of other publicly-traded comparable companies in the energy management and alternative energy sectors; (iv) the increased market values of certain other publicly-traded comparable companies in the energy management sector resulting from several announced acquisitions of privately-held energy management companies, and the implied valuations attributable to such acquired companies; and (v) the valuation implied by the June 2007 announced acquisition of a publicly-traded comparable company in the lighting systems and equipment sector. Additionally, overall capital market conditions have remained strong during this period and have improved since the impact of the mid-summer credit market volatility. In particular, market conditions have improved significantly for publicly-traded companies in the energy management and alternative energy sectors and for initial and follow-on public offerings of energy management, alternative energy and clean technology companies. Our estimated initial public offering price also reflects the increased value of our common stock associated with it becoming a publicly-traded security, compared to the relative lack of marketability of our common stock prior to this offering.”

*  *  *  *

        If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 297-5662 or Peter C. Underwood at (414) 297-5630.

Very truly yours, /s/ Steven R. Barth Steven R. Barth

Enclosures

cc:	Joseph McCann
Dennis Hult
Kaitlin Tillan
   Securities and Exchange Commission
Neal R. Verfuerth
Daniel J. Waibel
Eric von Estorff
   Orion Energy Systems, Inc.
Carl R. Kugler
Peter C. Underwood
   Foley & Lardner LLP
Kirk A. Davenport II
Latham & Watkins LLP